May 27, 2005

By EDGAR

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Re:

GS Financial Corp.

Form 10-K for the year ended December 31, 2004

File No. 0-22269

Dear Mr. Cline:

This letter is in response to your comments presented in your latter dated May 24, 2005 concerning certain disclosures made in our annual report on Form 10-K for the year ended December 31, 2004.  Specifically, the disclosures in question were in reference to other-than-temporary impairments and our investment in FHLMC preferred stock.

The nature of the loss on available-for-sale securities reflected in the income statement.

The net loss on available for sale securities for the year ended December 31, 2004 was comprised of the following:

Description	Gain/(Loss)
Investment in Mutual Funds	$ (265)
Investments in CMOs	9
Write-down of FHLMC Preferred stock Investment	(497)
$ (753)

The nature of unrealized losses in available-for-sale securities reflected in other comprehensive income in 2004 and 2003.

Unrealized losses for 2004 and 2003 for each individual category of investments are as follows:

	2004	2003
US Government and Federal Agencies	$ (49)	$ (36)
Mortgage-Backed Securities	(8)	(7)
Collateralized Mortgage Obligations	(125)	(697)
Mutual Funds	(175)	(506)
FHLMC Preferred Stock	(325)	(676)
FHLMC Common Stock	-	(930)
Reclassification Adjustment for Gains (Losses) Included in Net Income	(696)	1,575
Gross Unrealized Losses Arising During the Period	(1,378)	(1,277)
Tax Benefit	(468)	(443)
Net Unrealized Losses Arising During the Period	$ (910)	$ (834)

The nature of the loss on write-down of available-for-sale securities reflected in the statement of cash flows in 2004.

The write-down of available-for-sale securities in 2004 totaled $497,000 and consisted entirely of the Company’s investment in FHLMC preferred stock.

The reasons for the change in the investment in FHLMC preferred shares between 2004 and 2003.

The only changes in the investment in FHLMC preferred stock were unrealized losses incurred during the year and the write-down at year-end.

Provide any additional commentary in support of the fact that your FHLMC preferred shares were not impaired as 12/31/03 and 12/31/04.

Our investment in FHLMC preferred shares was impaired at December 31, 2004 and we had in fact written them down to fair value at that time.  At December 31, 2003, the fair value of our investment in FHLMC stock exceeded our recorded investment by $325,000.  At that time, we believed that the fair value would remain at levels above our cost and therefore felt that no adjustment was necessary or appropriate.

In connection with our responses to the above comments, we acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

/s/ Ralph E. Weber
Interim President and Chief Executive Officer
June 2, 2005

/s/ Jerry M. Sintes
Chief Financial Officer
June 2, 2005